EXHIBIT 99.1

Section 13(r) Disclosure

TOTAL S.A., a company that may be considered an affiliate of Tellurian Inc., included in its Annual Report on Form 20-F for the year ended December 31, 2019 the disclosure reproduced below pursuant to Section 13(r) of the Securities Exchange Act of 1934 regarding certain Iran-related activities of the Group. The terms "TOTAL" and "Group" as used in this document refer to TOTAL S.A. collectively with all of its direct and indirect consolidated companies located in or outside of France.

TOTAL believes that these activities are not subject to sanctions. The Group’s operational activities related to Iran were stopped in 2018 following the withdrawal of the United States from the Joint Comprehensive Plan of Action (“JCPOA”) in May 2018 and prior to the re-imposition of U.S. secondary sanctions on the oil industry as of November 5, 2018. Statements in this section concerning affiliates of TOTAL intending or expecting to continue activities described below are subject to such activities continuing to be permissible under applicable international economic sanctions regimes.

Exploration & Production

The Tehran branch office of Total E&P South Pars S.A.S. (a wholly-owned affiliate), which opened in 2017 for the purposes of the development and production of phase 11 of the South Pars gas field, ceased all operational activities prior to November 1, 2018. In addition, since November 2018, Total Iran BV maintains a local representative office in Tehran with few employees solely for non-operational functions. Concerning payments to Iranian entities in 2019, Total Iran BV and Elf Petroleum Iran collectively made payments of approximately IRR 1.87 billion (approximately €39,500)( Converted using the average exchange rate for fiscal year 2019, as published by the Central Bank of Iran.) to the Iranian administration for taxes and social security contributions concerning the staff of the aforementioned representative office. None of these payments were executed in U.S. dollars.

Since November 30, 2018, Total E&P UK Limited (“TEP UK”), a wholly-owned affiliate, holds a 1% interest in a joint-venture relating to the Bruce field in the United Kingdom (the “Bruce Field Joint-Venture”) with Serica Energy (UK) Limited (“Serica”) (98%, operator) and BP Exploration Operating Company Limited (“BPEOC”) (1%), following the completion of the sale of 42.25% of TEP UK’s interest in the Bruce Field Joint-Venture on November 30, 2018 pursuant to a sale and purchase agreement dated August 2, 2018 entered into between TEP UK and Serica. Upon closing of the transaction on November 30, 2018, all other prior joint-venture partners also sold their interests in the Bruce Field Joint-Venture to Serica (BPEOC sold 36% retaining a 1% interest, BHP Billiton Petroleum Great Britain Limited (“BHP”) sold its entire interest of 16% and Marubeni Oil & Gas (U.K.) Limited (“Marubeni”) sold its entire interest of 3.75%).

The Bruce Field Joint-Venture is party to an agreement governing certain transportation, processing and operation services provided to another joint-venture at the Rhum field in the UK (the “Bruce Rhum Agreement”). The licensees of the Rhum field are Serica (50%, operator) and the Iranian Oil Company UK Ltd (“IOC UK”), a subsidiary of NIOC (50%), an Iranian government-owned corporation. Under the terms of the Bruce Rhum Agreement, the Rhum field owners pay a proportion of the operating costs of the Bruce field facilities calculated on a gas throughput basis.

In November 2018, the U.S. Treasury Department’s Office of Foreign Asset Control (“OFAC”) granted a conditional license to BPEOC and Serica authorizing provision of services to the Rhum field following the re-imposition of U.S. secondary sanctions. The principal condition of the license is that the ownership of shares in IOC UK by Naftiran Intertrade Company Limited (the trading branch of the NIOC) are transferred into and held in a Jersey-based trust, thereby ensuring that the Iranian government does not derive any economic benefit from the Rhum field so long as U.S. sanctions against these entities remain in place. IOC UK’s interest is managed by an independent management company established by the trust and referred to as the “Rhum Management Company” (“RMC”). Where necessary TEP UK liaises with RMC in relation to the Bruce Rhum Agreement and TEP UK expects to continue liaising with RMC on the same basis in 2020.

In October 2019, OFAC renewed and extended the conditional license to Serica authorizing the provision of services to the Rhum field until February 2021. In addition, OFAC informed that, to the extent that the license remains valid and Serica represents that the conditions set out in the license are met, activities and transactions of non-U.S. persons involving the Rhum filed or the Bruce field, including in relation to the operation of the trust, IOC UK and RMC will not be exposed to U.S. secondary sanctions with respect to Iran.

IOC UK’s share of costs incurred under the Bruce Rhum Agreement have been paid to TEP UK in 2019 by RMC. In 2019, based upon TEP UK’s 1% interest in the Bruce Field Joint-Venture and income from the net cash flow sharing arrangement with Serica, gross revenue to TEP UK from IOC UK’s share of the Rhum field resulting from the Bruce Rhum Agreement was approximately £8 million. This amount was used to offset operating costs on the Bruce field and as such, generated no net profit to TEP UK. This arrangement is expected to continue in 2020.

Early 2019, TEP UK continued to act as agent for BHP and Marubeni pursuant to the agency agreement entered into in June 2018 between BHP, Marubeni and TEP UK according to which TEP UK received payments from RMC in relation to BHP and Marubeni’s share of income from the Bruce Rhum Agreement (the “Agency Agreement”). The payments related to the period before November 30, 2018, prior to BHP and Marubeni divested their respective interest in the Bruce Field Joint-Venture to Serica. In 2019, total payment received on behalf of BHP and Marubeni by TEP UK under this arrangement was approximately £1.1 million. TEP UK transferred all income received under the Agency Agreement to BHP and Marubeni and provided the service on a no profit, no loss basis. The Agency Agreement was terminated on June 27, 2019 following receipt of all payments relating to the period up to November 30, 2018.

TEP UK is also party to an agreement with Serica whereby TEP UK uses reasonable endeavors to evacuate Rhum NGL from the St Fergus Terminal (the “Rhum NGL Agreement”). TEP UK provides this service subject to Serica having title to all of the Rhum NGL to be evacuated and Serica having a valid license from OFAC for the activity. The service is provided on a cost basis, and TEP UK charges a monthly handling fee that generates an income of approximately £35,000 per annum relating to IOC UK’s 50% stake in the Rhum field. After costs, TEP UK realizes little profit from this arrangement. TEP UK expects to continue this activity in 2020.

TOTAL S.A. paid approximately €2,000 to Iranian authorities related to various patents (Section 560.509 of the U.S. Iranian Transactions and Sanctions Regulations provides an authorization for certain transactions in connection with patent, trademark, copyright or other intellectual property protection in the United States or Iran, including payments for such services and payments to persons in Iran directly connected to intellectual property rights, and TOTAL believes that the activities related to the industrial property rights described in this point are consistent with that authorization.) in 2019. Similar payments are expected to be made in 2020

Other business segments

In 2019, TOTAL S.A. paid fees of approximately €1,500 to Iranian authorities related to the maintenance and protection of trademarks and designs in Iran. Similar payments are expected to be made in 2020.

Refining & Chemicals

In 2019, Hanwha Total Petrochemicals (“HTC”), a South Korean joint-venture in which each of Total Holdings UK Limited (a wholly-owned affiliate) and its partner Hanwha General Chemicals holds a 50% interest, reported some activity in Iran. In November 2018, South Korea was granted a significant reduction exemption waiver (the “SRE waiver”) allowing it to import Iranian condensate from NIOC for six months. In that context, HTC purchased approximately 13.5 Mb of condensates from NIOC for approximately KRW 1,000 billion (approximately €760 million)(Converted using the average exchange rate for fiscal year 2019, as published by Bloomberg.) from January 2019 to April 2019. HTC stopped purchasing from NIOC thereafter. These condensates are used as raw material for certain of HTC’s steam crackers.

In 2019, Total Research & Technology Feluy (“TRTF”, a wholly-owned affiliate) and Total Raffinage Chimie (“TRC”, a wholly-owned affiliate) paid fees related to three patents to Iranian authorities for an amount of approximately €1,400.

Marketing & Services

In 2019, Total Marketing France (“TMF”, a wholly-owned affiliate), provided fuel payment cards to the Iranian embassy located in Neuilly-sur-Seine (France) and the Iranian delegation to UNESCO in Paris (France), to be used in the Group’s service stations. In 2019, this activity generated gross revenue of approximately €30,300 and net profit of approximately €2,200. The Group expects to continue this activity in 2020.

In 2019, as part of its refueling activities in France, Caldeo, a company wholly-owned by TMF, delivered fuel oil to the Iranian embassy in Neuilly-sur-Seine (France). In 2019, this activity generated gross revenue of approximately €1,500 and net profit of approximately €14. The Group expects to continue this activity in 2020.

In 2019, Total Belgium (a wholly-owned affiliate) provided fuel payment cards to the Iranian embassy in Brussels (Belgium), to be used in the Group’s service stations. In 2019, this activity generated gross revenue of approximately €11,000 and net profit of €4,000. The Group expects to continue this activity in 2020.